

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Jerome Rouquet
Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

      Re: Visteon Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2023
             Filed February 20, 2024
             File No. 001-15827

Dear Jerome Rouquet:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing